Exhibit 21.1
Subsidiaries of the Registrant
PeopleSupport (Philippines), Inc., a Philippine corporation
STC Solutions, Inc., a Delaware corporation
ProArm Management, Inc., a Delaware corporation
PeopleSupport Rapidtext, Inc., a Delaware corporation
The Transcription Company, a California corporation (a subsidiary of PeopleSupport Rapidtext, Inc.)
PeopleSupport (Costa Rica), S.R.L., a Costa Rican entity